UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-50129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON HIGHLAND GROUP, INC.
560 Lexington Avenue, New York, New York 10022

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2009

INDEX TO FORM 11-K

Reports of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	5
Notes to Financial Statements	6–13
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Signature	15
Exhibit Index	16
Exhibit 23.1–Consent of KPMG LLP, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Administrator of the
Hudson Highland Group, Inc. 401(k) Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Hudson Highland Group, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 22, 2010

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
Assets:
Participant-directed Investments, at fair value	47,014,954	37,002,335
Receivables:
Employer match receivable	651,821	1,275,890
Members’ contributions receivable	64,916	76,135
Dividends receivable	10,106	13,041
Total receivables	726,843	1,365,066
Total assets	47,741,797	38,367,401
Liabilities:
Accrued expenses	51,811	52,531
Excess contributions	7,625	-
Total liabilities	59,436	52,531
Net assets reflecting investments at fair value	47,682,361	38,314,870
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(59,045)	392,185
Net assets available for benefits	$47,623,316	$38,707,055

The accompanying notes are an integral part of these financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$459,437
Net appreciation in fair value of investments	11,020,971
Total investment income	11,480,408
Contributions:
Members	3,273,760
Employer	604,140
Rollovers	112,067
Total contributions	3,989,967
Total additions	15,470,375
Deductions from net assets attributable to:
Benefits paid to members	6,463,099
Administrative expenses	91,015
Total deductions	6,554,114
Net increase in net assets available for benefits	8,916,261
Net assets available for benefits, beginning of year	38,707,055
Net assets available for benefits, end of year	$47,623,316

The accompanying notes are an integral part of these financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participating members (“members”) should refer to the Summary Plan Description for a complete description of the Plan’s provisions. The Plan was adopted as of April 1, 2003 (the “Effective Date”) by the Board of Directors of Hudson Highland Group, Inc. (the “Company”) for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

The Plan is a defined contribution plan available to U.S. employees of the Company and certain of its participating subsidiaries. All full-time and part-time employees, other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, (3) any “leased employee” as defined in Section 414(n) of the Internal Revenue Code (the “Code”), and (4) short-term temporary employees, are eligible to participate in the Plan as soon as administratively possible following the hire date. Temporary employees, who work at least 1,000 hours in their first year of employment or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company is the Plan Administrator of the Plan. The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the “Committee”).

Certain prior year amounts have been reclassified to conform to the current period presentation.

Contributions

A member may elect to contribute to the Plan in amounts equal to a whole percentage of eligible compensation, subject to the following limitations. If the member is not a part of the highly compensated group, the member may contribute up to 50% of eligible compensation. If the member is a part of the highly compensated group, contributions may not exceed a reduced percentage of eligible compensation that is determined by the Company and communicated to members from time to time.

The Company, in its sole discretion, may make matching contributions at the end of each plan year to each member’s account in an amount equal to 50% of a member’s qualified contributions for the plan year, which is between 1% and 6% of a member’s eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation. Members receive matching contributions in Hudson Highland Group Stock Fund. Matching contributions may be redirected immediately after they are allocated to the members' accounts. During March 2010, the Company issued 121,016 shares of its common stock from treasury with a value of $540,942 and contributed $110,879 of cash as its matching contribution.  Additionally, $267,500 in the Plan’s forfeitures account was utilized to purchase units in the Hudson Highland Group stock fund to offset the employer’s match as of December 31, 2009.

The Company may make profit-sharing contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes. There were no profit sharing contributions in 2009.

Vesting

Members vest 40% after two years of service and an additional 20% every year thereafter until completion of the fifth year of service when they are 100% vested in the Company’s matching and profit-sharing contributions. A member becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Members’ Accounts

Each member’s account is credited with the elective contributions made by the member and the employer matching and profit-sharing contributions for which that member is eligible. Members direct the investment of the contributions credited to their account into one or more of the investment funds which are available to them. For those members who do not make investment elections, contributions will default to the appropriate Schwab Managed Retirement Trust Fund based on expected retirement date.  The employer matching contributions are initially invested in shares of Company stock; however, members may immediately redirect these contributions once allocated. Each member’s account will be credited with its share of net investment earnings of the funds in which that account is invested. The member individually manages the self-directed brokerage accounts. The benefit to which a member is entitled is the amount that can be provided from the member’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan or an individual retirement account).

Member Loans

Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding twelve months. A member may have a maximum of two loans outstanding at any time. Loans must (a) bear a reasonable market rate of interest as determined by the Committee, (b) be for a term of no more than five years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member’s accounts, (d) be repaid in level installments by payroll withholding, and (e) be subject to charges as imposed by the Committee. In the event a loan is not repaid, the Committee will cause the Charles Schwab Trust Company (the “Trustee”) to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. A loan may be prepaid in full at any time. Partial prepayments are not permitted under the Plan. The Plan values member loans receivable at cost plus accrued interest.

As of December 31, 2009, the carrying value of the member loans was $472,391 and accrued interest of member loans was $642. The interest rates of the member loans range from 3.25% to 8.25% and the maturity dates of such loans range from March 16, 2010 to September 16, 2014. The rate of interest for new loans was 3.25% as of December 31, 2009 and for the year then ended.

Payments of Benefits

On termination of service due to death, disability, retirement or other reasons, a member or member’s beneficiary may elect to receive (1) a lump sum amount equal to the value of the member’s vested account balance, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member’s life expectancy or the joint life expectancies of the member and the member’s beneficiary, or (3) a combination of (1) and (2). The Plan automatically rolls over terminated member vested account balances between $1,000 and $5,000 to a Schwab Individual Retirement Account if the member does not elect another form of distribution. Members may also elect to defer distributions subject to certain conditions. Members can receive in-service distributions from all their accounts under the Plan on or after attaining age 59½ and from their salary deferral account if they have a financial hardship.

Forfeitures

A member who is not 100% vested in the Company contributions and is terminated prior to age 55 for reasons other than death or disability shall forfeit the non-vested Company contributions. As of December 31, 2009 and 2008, forfeited non-vested accounts totaled $384,158 and $231,296, respectively. Forfeiture balances are principally maintained in the Schwab Stable Value Fund until they are utilized. Forfeiture balances may be applied against reasonable Plan expenses and may be used to reduce subsequent Company contributions. In the event the member is subsequently re-employed by the Company, such forfeited amount of the member’s Company contributions shall be restored to the member’s account, as defined in the Plan.  During the year ended December 31, 2009, forfeitures of $80,074 were used to pay for Plan expenses.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all the members of the Plan would become fully vested in the amounts in their accounts, including the Company contributions.

Administrative Expenses and Other Deductions

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. Other expenses of administering the Plan are paid by the Company, unless paid by the Plan. Qualified Domestic Relations Order fees and certain other transaction fees are paid by the members.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting. Certain prior year amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the Plan Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in the Company’s common stock, self-directed brokerage accounts, registered investment companies (mutual funds), and investment in common/collective trusts. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and members’ account balances.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

 The Schwab Stable Value Fund is one of the common collective trust funds held by the Plan which invests primarily in synthetic guaranteed investment contracts (“synthetic GICs”).  The contracts held by the fund are considered to be fully benefit responsive investment contracts as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 962-325-55-5 to 55-7.  Participants may direct the withdrawal or transfer of all or a portion of their investment contract at contract value.  Contract value represents contributions made to the fund, plus accrued interest, less participant withdrawals.  Certain employer-initiated events limit the ability of the Plan to transact at contract value with the issuer. Such events include layoffs, early retirement windows, sales of a division, division closure, and Plan termination. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to continue to transact at contract value with members, is probable.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

A synthetic GIC consists of two components: 1) a portfolio of bonds and other assets that are owned by the fund, and 2) wrap contracts.  The wrap contracts are obligated to provide an interest rate not less than zero.  These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected in the net assets of the fund as part of the fair value, but rather are amortized over the duration of the underlying assets, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments).  The wrap contracts’ adjustments to the interest crediting rates of the Schwab Stable Value Fund are typically reset on a monthly or quarterly basis. There are no reserves against contract value for credit risk of a contract issuer or otherwise.

The following table summarizes the average yield of the investments in the Schwab Stable Value Fund:

Average Yields	2009	2008
Based on actual earnings	2.65%	5.25%
Based on interest rate credited to members	3.06%	3.72%

The accompanying financial statements present the fully benefit responsive investment contracts at contract value; refer to Note 8 for reconciliation to fair value as required by Form 5500.

Investment Options and Restrictions

All of the funds contributed are held by the Plan in trust (see Note 5) and are invested by the Trustee, Charles Schwab Trust Company, in investment funds in accordance with each member’s instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time, the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

During 2009, the Third Avenue Value Fund was eliminated from the Plan. A fund consolidation occurred in the Schwab S&P 500 Index Fund.

American Funds Growth Fund of America R3 (“American Fund”) imposes restrictions on members that transfer $5,000 or more out of the fund on any one day. Those members will be blocked from making transfers into that same fund for 30 calendar days following the transfer. There are no restrictions on the overall number of transfers out of an American Fund. However, each transaction that results in a transfer of $5,000 or more out of the fund on any one day will start a new 30 day waiting period during which no new transfers into the fund can occur.

Related Party Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by an affiliate of the Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses paid by the Plan to the trustee totaled $45,235 for the year ended December 31, 2009. The Hudson Highland Group stock fund and member loans are also assets that qualify as party-in-interest transactions. The Plan’s investment in the Hudson Highland Group stock fund, which principally invests in the Company’s common stock, was $5,175,252 and $1,194,123 as of December 31, 2009 and 2008, respectively.

Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events for disclosure and accounting considerations through June 22, 2010, the date the financial statements were available to be issued.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820, “Fair Value Measurements and Disclosures,” establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds:	Valued at the Net Asset Value (NAV) of shares held by the plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Common/Collective trusts:
Valued at the NAV per unit as provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Hudson Highland Group stock fund:
Valued at the NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The Hudson Highland Group Stock Fund invests in the common stock of Hudson Highland Group, Inc. (approximately 95%-97%) with the remaining balance invested in money market instruments.

Member loans:	Valued at amortized cost, which approximates fair value.

Common Stock, money market funds
certificate of deposits and U.S. government securities:	Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$25,608,506	$-	$-	$25,608,506
Common/collective trusts	-	13,938,506	-	13,938,506
Common stocks	943,498	-	-	943,498
Hudson Highland Group stock fund	5,175,252			5,175,252
Money market funds	776,359			776,359
Certificates of deposits	99,800	-	-	99,800
Member loans	-	-	473,033	473,033
Total assets at fair value	$32,603,415	$13,938,506	$473,033	$47,014,954

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$24,724,600	$-	$-	$24,724,600
Common/collective trusts	-	9,778,068	-	9,778,068
Common stocks	589,928	-	-	589,928
Hudson Highland Group stock fund	1,194,123			1,194,123
U.S. Government Securities	189,997			189,997
Member loans	-	-	525,619	525,619
Total assets at fair value	$26,698,648	$9,778,068	$525,619	$37,002,335

The following table sets forth a summary of changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Member loans
Balance, beginning of year	$525,619
Realized gains (losses)	-
Unrealized gains/losses related to instrument still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	(52,586)
Balance, end of year	$473,033

NOTE 4. TAX STATUS

Effective January 1, 2009, the Plan adopted a non-standardized prototype plan sponsored by Charles Schwab Trust Company. Charles Schwab Trust Company obtained an opinion letter of the Plan dated May 23, 2008 from Internal Revenue Service stating that the form of the Plan is acceptable under section 401 of the Internal Revenue Code (the “Code”) for use by employers for the benefit of the employees. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 5. TRUSTEE AND RECORDKEEPER

The funds of the Plan are maintained under a Trust with the Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The recordkeeper of the Plan is Charles Schwab Retirement Plan Services. The duties of the recordkeeper include administration of the trust fund (including income there from) at the direction of the Trustee, and the payment of benefits and loans to Plan members and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to members to individually direct the investment of their interest in the Plan). The recordkeeper is also responsible for the maintenance of the individual member records and to render statements to the members as to their interest in the Plan.

NOTE 6. AMOUNTS DUE TO MEMBERS AND AMOUNTS DUE FROM EMPLOYER

In order to ensure favorable tax treatment of member accounts, the Plan may not exceed certain maximums for employee elective contributions and employer-matching contributions of highly compensated employees as defined in the Code. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if the Code requirements are not met.  Amounts due to members, which represent the refund for the excess contributions, were $7,625 and $0, as of December 31, 2009 and 2008, respectively.

NOTE 7. INVESTMENTS

The following participant directed investments represent 5% or more of the net assets available for benefits.

	December 31,
	2009			2008
Schwab Stable Value Fund, at contract value		$8,557,307			$8,470,525
Thornburg International Value I Fund		$5,636,196			$4,562,179
American Funds Growth Fund of America R3		$4,439,538			$3,303,571
Schwab S&P 500 Index Fund		$3,757,897		$		**
Schwab S&P 500 Index Investment Fund	$		**		$3,238,173
Oakmark Equity Income Fund		$3,264,536			$2,899,393
PIMCO Total Return Fund Class D		$3,451,134			$2,845,088
Third Avenue Value Fund		**			$2,803,967
American Beacon Large Cap Value Fund		$2,517,585			$2,040,559
Hudson Highland Group Stock Fund		$5,175,252		$		**

** Amount is not presented for comparative purposes since the investment represents less than 5% of the Plan's net assets for the respective years.

The Plan’s investments (including gains and losses on investments bought and sold, as well as unrealized appreciation and depreciation on investments held at year end) appreciated in value by $11,020,971 for the year ended December 31, 2009 as follows:

	Realized	Unrealized
Mutual funds	$1,350,591	$4,145,878
Common/collective trusts	95,277	1,109,254
Common stocks	(17,179)	372,342
Hudson Highland Group stock fund	520,729	3,444,079
Net appreciation in fair value of investments	$1,949,418	$9,071,553

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 8. FORM 5500 RECONCILIATION

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 and net increase in net assets available for benefits per the financial statements for the year ended December 31, 2009 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$47,623,316	$38,707,055
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	59,045	(392,185)
Net assets available for benefits per the Form 5500	$47,682,361	$38,314,870

	2009
Net increase in net assets available for benefits per the financial statements	$8,916,261
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	451,230
Net increase in net assets available for benefits per Form 5500	$9,367,491

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive contracts represents a reconciling item. See note 2 for further information.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2009

	EIN: 59-3547281	Plan 001
		( c )
		Description of investment including maturity
	(b)	date, rate of interest, collateral, par, or	(d)	(e)
(a)	Identity of issuer or similar party	maturity value	Cost	Current value
	Thornburg International Value I Fund	222,160 shares	**	$5,636,196
	American Funds Growth Fund of America R3	164,855 shares	**	4,439,538
*	Schwab S&P 500 Index Fund	216,718 shares	**	3,757,897
	PIMCO Total Return Fund Class D	319,549 shares	**	3,451,134
	Oakmark Equity Income Fund	127,821 shares	**	3,264,536
	American Beacon Large Cap Value Fund	155,324 shares	**	2,517,585
	Ranier Small/Mid Cap Equity Fund	63,201 shares	**	1,653,333
	Loomis Saules Small Cap Value Fund	18,813 shares	**	399,408
*	Schwab Stable Value Fund	459,769 shares	**	8,616,352
*	Schwab Managed Retirement 2030	106,044 shares	**	1,660,644
*	Schwab Managed Retirement 2040	99,239 shares	**	1,551,101
*	Schwab Managed Retirement 2020	94,389 shares	**	1,441,324
*	Schwab Managed Retirement 2010	40,551 shares	**	598,122
*	Schwab Managed Retirement 2050	5,772 shares	**	46,463
*	Schwab Managed Retirement Inc	2,071 shares	**	24,500
*	Hudson Highland Group Stock Fund	$181,065 of cash and 1,053,325 shares	**	5,175,252
	Self-Directed Brokerage Accounts	Various	**	2,308,536
*	Member Loans	Interest rates ranging from 3.25% to 8.25%, maturing over 5 years	-	473,033
	Total			$47,014,954

*	A party-in-interest as defined by ERISA.
**	Cost information is not required to be disclosed for member directed transactions under an individual account plan.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Highland Group, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Highland Group, Inc. 401(k) Savings Plan
(Name of Plan)

By: /s/Margaretta R. Noonan
Margaretta R. Noonan
Senior Human Resources Officer
Hudson Highland Group, Inc.

Date: June 22, 2010

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm